Exceed Announces the Appointment of Additional Directors

Fujian, China — August 12, 2013 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or the “Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China, today announced that the board of directors (the “Board”) has appointed Mr. Pang Xiaozhong as an independent non-executive director, and Mr. Ding Dongdong as an executive director, both effective August 12, 2013. Mr. Pang has also been appointed by the Board as a member of the Board’s audit committee, compensation committee and nomination committee.

Mr. Pang Xiaozhong is the former director of the research and development department of the Institute of Sports Science under the General Administration of Sport in China. Mr. Pang has been working in the sports science area and dedicating to the promotion of sports science in China for over 30 years. Mr. Pang has organized and coordinated the implementation of a number of major national key projects. He has a deep understanding of the national science and technology policies, domestic and international sports technological development, and domestic and international sports industry. Mr. Pang has been recognized by the government and enterprises for promotion of social and economic benefits through his success in organizing various technology projects in sports industry campaigns.

Mr. Ding Dongdong is our Executive Senior Vice President. He is primarily responsible for the design, research and development of footwear and apparel. Mr. Ding joined us in September 2001. He was the development manager of the apparel department of Fujian Xidelong Sports Goods Co., Ltd, Exceed’s PRC subsidiary, from 2002 to 2003, where he was responsible for data collection, apparel design, processing and production, quality control and after-sales of the apparel department. Mr. Ding obtained a diploma in apparel design from the Guangdong Apparel Institute in July 2002. Mr. Ding is the brother-in-law of Mr. Lin Shuipan, an executive director of the Company.

“On behalf of the board of directors, I am pleased to welcome Mr. Pang Xiaozhong and Mr. Ding Dongdong to the Board. Mr. Pang and Mr. Ding will bring to Exceed a wealth of experience gained from their extensive services in the areas of academia and business. Their expertise in these areas will be a valuable asset to the Company, and we look forward to working closely with them”, said Mr. Lin Shuipan, Exceed’s founder, Chairman and CEO.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:
Investor Relations Exceed Company Ltd. Vivien Tai +852 2153-2771 ir@xdlong.cn